Filed by: Business First Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Progressive Bancorp, Inc.

Progressive Bank All-User from Progressive Bank Chairman/Chief Executive Officer and President/Chief Operating Officer

Dear Team Members,

Today marks a significant milestone for our company. We are pleased to announce that Progressive Bank will soon be joining the b1BANK family.

Our parent company, Progressive Bancorp, Inc., has entered into a definitive agreement to merge with Business First Bancshares, Inc. (BFST), the holding company for b1BANK. This strategic combination will create a strong, competitive company, offering new opportunities for growth and innovation for our customers, as well as a larger geographic footprint, as we move forward in the financial services industry. b1BANK and Progressive Bank share community-focused values and a dedication to providing the best in technology-based banking services with a personal touch, and we look forward to the opportunities that our partnership will bring.

We believe that this is the natural next step for our company in providing our shareholders, customers, and employees with the opportunity to fulfill our Progressive Bank mission of ‘helping people achieve their dreams.’ As BFST chairman and chief executive officer, Jude Melville noted in the attached press release, ‘This partnership combines companies with shared values, similar cultures, and complementary strategies’.  b1BANK’s interest in Progressive Bank is a testament to our outstanding banking team and to the financial services company we have created.

You will naturally be asking yourself, what happens next? We understand that you will have many questions regarding this news, both today and in the days and weeks to come. For now, operations will continue as usual for the next few months as regulatory and shareholder approvals are obtained, with an expected transaction closing date in early 2026. We will do our best to answer all of your questions and to outline what to expect as the merger is completed.

We are proud of the company we have built together -- from the dream of a small group of businessmen in Franklin Parish 50 years ago to the over $750 million asset financial services company we are today. Thank you to each of you for your continued hard work and dedication to Progressive Bank.

George W. Cummings, III

Chairman and Chief Executive Officer

David M. Hampton

President and Chief Operating Officer

Important Additional Information:

This communication is being made with respect to the proposed transaction involving Business First Bancshares, Inc. (“Business First”) and Progressive Bancorp, Inc. (“Progressive”). This material is not a solicitation of any vote or approval of the Progressive shareholders and is not a substitute for the proxy statement/prospectus or any other documents that Business First and Progressive may send to their respective shareholders in connection with the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed transaction, Business First will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of Progressive and a prospectus of Business First, as well as other relevant documents concerning the proposed transaction. Before making any voting or investment decisions, investors and shareholders are urged to read carefully the Registration Statement and the proxy statement/prospectus regarding the proposed transaction, as well as any other relevant documents filed with the SEC and any amendments or supplements to those documents, because they will contain important information. Progressive will mail the proxy statement/prospectus to its shareholders. Shareholders are also urged to carefully review and consider Business First’s public filings with the SEC, including, but not limited to, its proxy statements, its Annual Reports on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. Copies of the Registration Statement and proxy statement/prospectus and other filings incorporated by reference therein, as well as other filings containing information about Business First, may be obtained, free of charge, as they become available at the SEC’s website at www.sec.gov. You will also be able to obtain these documents, when they are filed, free of charge, from Business First at www.b1BANK.com. Copies of the proxy statement/prospectus can also be obtained, when it becomes available, free of charge, by directing a request to Business First Bancshares, Inc., 500 Laurel Street, Suite 101, Baton Rouge, LA 70801, Attention: Corporate Secretary, Telephone: 225-248-7600.

Participants in the Solicitation

Business First, Progressive and certain of their respective directors, executive officers and employees may, under the SEC’s rules, be deemed to be participants in the solicitation of proxies of Progressive’s shareholders in connection with the proposed transaction. Information about Business First’s directors and executive officers is available in its definitive proxy statement relating to its 2025 annual meeting of shareholders, which was filed with the SEC on April 9, 2025, and other documents filed by Business First with the SEC. Other information regarding the persons who may, under the SEC’s rules, be deemed to be participants in the solicitation of proxies of Progressive’s shareholders in connection with the proposed transaction, and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

No Offer or Solicitation

This communication does not constitute an offer to sell, a solicitation of an offer to sell, or a solicitation or an offer to buy any securities. There will be no sale of securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is also not a solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise. No offer of securities or solicitation shall be made except by means of a prospectus meeting the requirement of Section 10 of the Securities Act of 1933, as amended.